UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___


NoFire Technologies, Inc
(Name of Issuer)




Common Stock, par value  $.20 per share
(Title of Class of Securities)



654865  10  4

(CUSIP Number)


Carole Salkind 1304 Carter Drive
Rockaway, NJ 07866
973-361-3535


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


August 17, 2004


(Date of Event which Requires Filing of this Statement)





      CUSIP No. 654865 10 4




      1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons

Carole Salkind  SS ###-##-####




      2.Check the Appropriate Box if a Member of a Group (See Instructions)


             (a)...........................................................
................................................


      (b) X............................................................




      3.SEC Use Only
 ...........................................




      4.Source of Funds PF
      ....................................................... ...... .......
 ...........




      5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................




      6.Citizenship or Place of Organization
            United States


      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With
      7.Sole Voting Power  5,867,704
      ........................................................................
...........................



      8.Shared Voting Power -0-

............................................................................
.......................



      9.Sole Dispositive Power 5,867,704

.....................



      10.Shared Dispositive Power   -0-
      ....................................................................
................




      11.Aggregate Amount Beneficially Owned by Each Reporting Person
      5,867,704



    12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........




      13.Percent of Class Represented by Amount in Row (11) 21.9%
      ..............................................................




      14.Type of Reporting Person IN



      Item 1.           Security and Issuer.

       The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.20 per share (the "Common Stock"), of NoFire Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 21 Industrial Avenue, Upper Saddle River, New Jersey 07458.

      Item 2.         Identity and Background.

             (a.): Carole Salkind
             (b.): Business address: 1304 Carter Drive, Rockaway NJ 07866 (c.): Ms. Salkind's principal occupation is an investor. Ms.
Salkind is a United States citizen.

             (d.) & (e.): During the last five years Ms. Salkind has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

       Item 3.      Source and Amount of Funds or Other Consideration.

       The entire loan price of $427,028 is from personal funds. Exercise of warrants will come from the same source.

       Item 4.         Purpose of Transaction.

         Ms. Salkind has acquired the Convertible Bond and Warrants referred to in Item 5 to obtain a significant equity investment in the Issuer. At the present time, but subject to her continuing evaluation of the factors noted below, Ms. Salkind intends to retain such Convertible Bond and Warrants.

          Whether Ms. Salkind purchases any additional shares of Common Stock or warrants or disposes of any shares of Common Stock or warrants, and the amount and timing of any such transactions, will depend upon Ms. Salkind's individual continuing assessment of pertinent factors, including: the availability of shares of Common Stock and warrants for purchase at particular price levels; the Issuer's and Ms. Salkind's business and prospects; other business investment opportunities available to Ms. Salkind's; economic conditions; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of Ms. Salkind's interest in the Issuer; and other plans and requirements of Ms. Salkind. Depending upon assessment of these factors from time to time, she may change her present intensions as stated above, including determining to acquire additional shares of Common Stock or warrants (by means of open market or privately negotiated purchases, exercise of rights to purchase additional shares of Common Stock and
 Purchase Agreement Warrants pursuant to the Purchase Agreement under circumstances where such purchases are not mandatory, or otherwise) or to dispose of some or all of the shares of Common Stock or warrants held by Ms. Salkind.

           Ms. Salkind does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    Item 5.       Interest in Securities of the Issuer.


Ms. Salkind beneficially owns 164,000 shares of the $0.20 per share par value Common Stock of the Issuer: the only class of shares authorized by the issuer and warrants and convertible bonds to acquire 5,703,704 shares.
Ms. Salkind has the sole power to vote all of the shares noted in paragraph (a).
Ms. Salkind has not made any transactions in the reported shares in the past 60 days.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Salkind.
Ms. Salkind became a beneficial owner of more than 5% of these securities on August 17, 2004.

    Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

             The only contract between Ms. Salkind and the Company is included in Exhibit 1 to this respect. Refer to that Exhibit for any and all of the arrangements and understandings between the parties.

   Item 7        Material to be filed as Exhibits.

Exhibit 1.      Convertible Bonds and Five-Year Warrant Purchase Agreement




SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief,I hereby certify that the information set forth in this statement is true, complete and correct.

August       2004                          ____________________________
                                                Carole Salkind